Exhibit 99
Magna logo                              Magna International Inc.
                                        337 Magna Drive
                                        Aurora, Ontario L4G 7K1
                                        Tel  (905) 726-2462
                                        Fax   (905) 726-7164

                          PRESS RELEASE
                  MAGNA ANNOUNCES 2004 OUTLOOK

January 7, 2004, Ontario, Canada.....Magna International Inc. (TSX: MG.A,
MG.B;NYSE: MGA) announced today its outlook for 2004.
    "We look forward to an exciting 2004. We anticipate a higher level of sales which is expected to contribute to earnings growth for Magna" said Belinda Stronach, Magna's President and Chief Executive Officer. "We will continue to focus on providing our customers with high quality, value-enhancing products at competitive prices. This will be achieved through our ongoing emphasis on innovation and technology, relentless dedication to continuous improvement, strong engineering and program management, and close attention to new product launches."
    For the full year 2004 the Company expects its sales to be between $17.9 billion and $18.8 billion, based on full year 2004 light vehicle production volumes of approximately 16.1 million units in North America and approximately
16.4 million units in Europe. Full year 2004 average dollar content per vehicle is expected to be between $575 and $595 in North America and between $465 and $490 in Europe.
    In addition, the Company expects that full year 2004 spending for fixed assets will be in the range of $800 million to $850 million.
    The Company also announced its outlook for growth in content per vehicle from 2003 to 2006. The Company expects 2006 content per vehicle to be between $690 and $730 in North America and between $490 and $530 in Europe. This represents an expected 3-year compound average growth rate in content per vehicle, for North America and Europe combined, in the range of 12% to 15%.
    Vincent Galifi, Magna's Executive Vice President and Chief Financial Officer stated: "Magna enters 2004 with one of the strongest balance sheets In the industry. While this balance sheet provides management with significant resources to pursue growth opportunities, Magna remains committed to a disciplined approach to capital investment. This approach applies consistently to fixed asset and working capital investments as well as potential acquisitions."
    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems,roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr.
    Magna has approximately 72,000 employees in 201 manufacturing operations and 48 product development and engineering centres in 22 countries.

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    Magna will present its 2004 outlook at the Auto Analysts of New York
(AANY) Detroit Auto Conference, held in conjunction with the Detroit Auto Show, on Thursday, January 8, 2004 at 11:45 am EST. Magna will also webcast the presentation at www.magna.com. Magna's presentation will be made by Vincent Galifi, Executive Vice President and Chief Financial Officer and Louis Tonelli, Vice President, Investor Relations.

For further information, please contact Vincent Galifi or Louis Tonelli at
(905) 726-7100
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    This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Annual information Form and annual report on Form 40-F for its financial year ended December 31, 2002 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.